United States securities and exchange commission logo





                              October 1, 2020

       Iurii Abramovici
       President
       Incordex Corp.
       6 Rosemary Way
       Nuneaton, United Kingdom CV10 7ST

                                                        Re: Incordex Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 4,
2020
                                                            File No. 333-248609

       Dear Mr. Abramovici:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Because our web site platform will not patent protected..., page 9

   1. You state that your website platform "allows personal trainers to be connected with customers around the
world." Please explain the relevance of this statement.
       Dilution, page 16

   2. Please revise the discussion and table to begin with your historical net tangible book value per share. You should
then include a line item attributable to the pro forma adjustments to arrive at pro forma net
tangible book value per share. Refer to Item 506 of Regulation S-
                                                        K.
 Iurii Abramovici
FirstName   LastNameIurii Abramovici
Incordex Corp.
Comapany
October     NameIncordex Corp.
         1, 2020
October
Page  2 1, 2020 Page 2
FirstName LastName
Description of Business, page 20

3. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.
4. We note that you plan to employ freelancers to provide your handwriting services. Please augment your discussion to describe how you will recruit your freelancers and the terms of the agreement, if any, under which you will employ them.
Government Regulation, page 21

5. We note your brief discussion of Government regulation. To the extent material, please discuss the effect of existing or probable U.K. regulations on your proposed business, including applicable regulations relating to data protection, consumer protection and freelance employment.
Limited Operating History; Need for Additional Capital, page 23

6. You state that during the period from June 12, 2020 to June 30, 2020, you executed service contracts. Please revise to indicate the number of service contracts and the amount of such service contracts, including when you plan to provide services and recognize revenue from such contracts.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Iurii Abramovici
Incordex Corp.
October 1, 2020
Page 3

       You may contact Keira Nakada at 202-551-3959 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameIurii Abramovici                        Sincerely,
Comapany NameIncordex Corp.
                                                          Division of
Corporation Finance
October 1, 2020 Page 3                                    Office of Trade &
Services
FirstName LastName